UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                            SCHEDULE 13G
            Under the Securities and Exchange Act of 1934
                         (Amendment No. 4)

                      Southcross Energy Partners, L.P.
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                         (Name of Issuer)

                            Common Stock
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                  (Title of Class of Securities)

                             84130c100
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                          (CUSIP Number)

                         December 31, 2013
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    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]     Rule 13d-1 (b)
          [ ]     Rule 13d-1 (c)
          [ ]     Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)


CUSIP NO. 84130c100   13G


1     Name of Reporting Person / IRS Identification Number:
      Piper Jaffray Companies / 30-0168701

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2     Check the Appropriate Box if a Member of a Group    (a)  [ ]
      			                                  (b)  [ ]

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3     SEC Use Only

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4     Citizenship or Place of Organization
      Delaware

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   Number of
                   5     Sole Voting Power
    Shares               1,800,460 Shares
                   -----------------------------------------------
 Beneficially
                   6     Shared Voting Power
   Owned By              0 Shares
                   -----------------------------------------------
     Each
                   7     Sole Dispositive Power
   Reporting             1,800,460 Shares
                   -----------------------------------------------
    Person
                   8     Shared Dispositive Power
     With                0 Shares
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9     Aggregate Amount Beneficially Owned by Each Reporting Person
      1,800,460 Shares

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10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares  [ ]

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11    Percent of Class Represented by Amount in Row (9)
      14.7%

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12    Type of Reporting Person
      HC

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Item 1     (a)  Name of Issuer: Southcross Energy Partners, L.P.
Item 1     (b)  Name of Issuer's Principal Executive Offices:
                1700 Pacific Avenue, Suite 2900
		Dallas, TX  75201

Item 2     (a)  Person Filing: Piper Jaffray Companies
Item 2     (b)  Address: 800 Nicollet Mall Suite 800
                         Minneapolis, MN 55402

Item 2     (c)  Citizenship: Piper Jaffray Companies is a
                             Delaware Corporation

Item 2     (d)  Title of Class of Securities: Common Stock
Item 2     (e)  CUSIP Number: 84130c100

Item 3 This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Piper Jaffray Companies, is a parent holding company in accordance with Section
           240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4     Ownership

           (a)  Amount Beneficially Owned:
                Advisory Research, Inc. Managed Accounts    1,800,460 Shares

           (b)  Percent of Class           14.7%

           (c)  Number of shares as to which reporting person has:
                (i)    Sole Voting Power         1,800,460       Shares
                (ii)   Shared Voting Power               0       Shares
                (iii)  Sole Dispositive Power    1,800,460       Shares
                (iv)   Shared Dispositive Power          0       Shares

Item 5     Ownership of Five Percent or Less of a Class:
           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
	   Person: The clients referenced in Exhibit A have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in their respective accounts. Except for the Nuveen Energy MLP Total Return Fund the interest of any one person does not exceed 5% of the class of securities.

Item 7     Identification and Classification of the Subsidiary
           Which Acquired the Security being Reported on by the Parent Holding Company:

           See Attached Exhibit A

Item 8 Identification and Classification if Members of the Group: Not Applicable

Item 9     Notice of Dissolution of Group:  Not Applicable

Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

			SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

			2/10/2014
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			Date

			Piper Jaffray Companies

			By /s/ Christopher D. Crawshaw
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			Signature

			Christopher D. Crawshaw
			Head of Asset Management
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			Name/Title


			Advisory Research, Inc.

			By /s/ Christopher D. Crawshaw
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			Signature

			Christopher D. Crawshaw
			President, Chief Executive Officer
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			Name/Title



              JOINT FILING AGREEMENT

The undersigned persons, on February 10, 2014, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common
Stock of Southcross Energy Partners, L.P. at December 31, 2013.


			Piper Jaffray Companies

			By /s/ Christopher D. Crawshaw
			----------------------------------
			Signature

			Christopher D. Crawshaw
			Head of Asset Management
			----------------------------------
			Name/Title


			Advisory Research, Inc.

			By /s/ Christopher D. Crawshaw
			----------------------------------
			Signature

			Christopher D. Crawshaw
			Chief Executive Officer
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			Name/Title


EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, Advisory Research, Inc. ("ARI"), 180 N. Stetson, Chicago, IL 60601, a wholly-owned subsidiary of Piper Jaffray Companies and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,800,460 shares or 14.7% of the Common Units Representing Limited Partner Interests outstanding of Southcross Energy
Partners, L.P.   ("the Company") as a result of acting as
investment adviser to various clients.



Piper Jaffray Companies may be deemed to be the beneficial owner of these 1,800,460 shares through control of ARI. However, Piper Jaffray Companies disclaims beneficial ownership of such shares.
In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.